Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: October 20, 2021

Yahoo Finance Interview with SeatGeek, Inc. Chief Executive Officer

October 20, 2021

Market Open – Interview with Brian Sozzi, Brian Chung and Julie Hyman

Yahoo Finance

October 20, 2021

[Brian Sozzi] SeatGeek has agreed to go public in a new SPAC transaction with RedBall Acquisition Corp, which is backed by longtime baseball exec Billy Beane and former Goldman Sachs banker Gerald Cardinale. The deal values the digital ticketing platform, ticketing platform at $1.35 billion. Jack Groetzinger is SeatGeek’s Co-founder and CEO and joins us now.

Jack, good to see you here. Lots of competition in this space. What sets you guys apart?

[Jack Groetzinger] You know, stepping back, we started SeatGeek because we’re huge believers in the power of live events. And yet a lot of the legacy experiences out there have made it really painful to get a ticket. Hidden fees, there’s lack of transparency. You have to buy things way in advance and you can’t return them. So SeatGeek ultimately solves those problems. We make it dead simple for a fan to quickly get a great deal on their phone. And what’s really unique about us is that we’re not just a consumer app. We’re also vertically integrated back to the box office, back to enterprise software that we build for teams and venues. And it’s that full stack approach that allows us to just deliver a really seamless experience.

[Brian Sozzi] Jack, hang with me. I’m going to jump around a little bit here. I really liked this part of your presentation on this investor deck, where you’re talking about the future of your company. Uh, looking at potential blockchain ticketing, biometric identity for ticketing, machine learning pricing.

I would assume that means, uh, just, uh, pricing costs more to sell tickets when demand is high and then, uh, other live event experiences. Where are you at with, with each of these in terms of rolling them out?

[Jack Groetzinger] Yeah, we are fundamentally a technology company. We use software to try to make this industry better. And each of those areas I think are really compelling places for growth in live entertainment. It’s our job to figure out where can we invest after this transaction to get more fans to events, to allow our clients to be more successful. I’ll give you one example, you know, something related to that, that we did during COVID; We built a product called Rally that we shipped, which is all about after you scan with SeatGeek, how can you buy food and beer in the venue? How can you upgrade your seats? Um, it was a way to sort of extend the SeatGeek experience and ultimately unlock more experiences for folks using SeatGeek.

[Brian Chung] Hey, Brian Chung here, I want to ask about, uh, why you ultimately decided to go through a SPAC route. So we know that you have plans on scaling up the company and given some of the technology you just highlighted there, but, uh, why’d you ultimately decide to team up with a RedBall Acquisition here on this, as opposed to maybe going through other avenues of getting publicly listed. And what do you ultimately hope that will accomplish, uh, for your company in the near term?

[Jack Groetzinger] Honestly it had a lot to do with RedBird itself. And they just seemed like perfect partners as we got to know him. They’ve got a deep history building in, investing in live entertainment, technology companies, other entertainment companies. And, you know, unlike the IPO where you don’t have a sponsor that’s a closely tied to you, it felt like the ideal way for us to go public with someone that would be a great partner. That brought not just capital, but a lot of expertise and experience as well.

[Julie Hyman] Hey Jack, it’s Julie here. When you’re looking at this sort of integrated offering that you’re talking about, um, as Brian mentioned a little bit earlier, there’s a lot of competition in this space.

I mean, Ticketmaster’s the obvious giant really out there. Um, what’s your market share now in this sort of bread and butter ticketing and what do you, what’s the goal to get to.

[Jack Groetzinger] Yeah so we, relevant to that, made a bit of a scary decision during COVID, where we entered COVID in the high single digit market share. And rather than pulling back and cutting a ton of head count, we raised a round and we actually doubled down during COVID all with an eye towards gaining market share in the other side of this. So that meant hiring, that meant continuing to sign clients, that meant really investing in our technology. And as a result, as we now come out of COVID, we’ve got about 60% more market share than we had coming into it. So right around 12%.

[Brian Chung] Now, by the way, I am a Nets season ticket holder, so I’m very, very much looking forward to SeatGeek now being the main platform this year. But what does that look like when you’re negotiating with these teams on being the main platform? Because there are a lot of them out there, a lot of competitors in this space. A lot of, kind of differentiation in terms of the ease to resale tickets, the ease to download the tickets. How do you make sure that you’re the top dog when you’re negotiating with these teams - like the Brooklyn Nets – in terms of being their main partner here.

[Jack Groetzinger] Delighted to hear that you’re a Nets season ticket holder and looking forward to your feedback throughout the season. We’re thrilled to be working with the Nets. And when we talked to the Nets and other teams, you know, like I mentioned, we are a technology company.

What sets us apart is our ability to give fans an incredible experience and allow teams and venues to run their businesses better.

So when you look at… there’s a metric called net promoter score that folks will often look to see how happy fans are with the given product – the NPS, as it’s called, for SeatGeek is about 40 points higher than other competitors. Which means if you’re a team, you know, moving from another company to SeatGeek, you can knowably expect a really large increase in how your fans are gonna feel about the process of buying tickets, getting into a venue, finding stuff in that venue. SeatGeek enables all of that. And, uh, we’re really excited to be working with the Nets.

[Brian Sozzi] Jack, when will there be sports betting on your platform or some form of integration for that?

[Jack Groetzinger] I don’t have a specific timeline for that, but I think it’s super interesting. And I think as we see it become more broadly legalized in the U.S. it’s going to be something that doesn’t just impact sports betting itself, but a lot of adjacent industries that touch it in various ways.

Um, so it’s something that we’re exploring.

[Brian Sozzi] The fan experience is indeed changing. SeatGeek Founder, Jack Groetzinger. Good to see you and have a great rest of the week. **

Important Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed business combination”) between RedBall Acquisition Corp. (“RedBall”) and SeatGeek, Inc. (“SeatGeek”), RedBall intends to file a registration statement on Form S-4 (“Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus of RedBall, that will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see Redball’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available.

SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the Registration Statement and proxy statement/prospectus for the proposed business combination when available.

Forward-Looking Statements

Certain statements included in this document constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, the proposed business combination and expectations regarding the combined business, and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of SeatGeek and RedBall. These forward-looking statements are not intended to serve as, and must be not relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those factors discussed in RedBall’s final prospectus filed with the SEC pursuant to Rule 424(b)(4) on August 13, 2020 under the heading “Risk Factors,” and other documents RedBall has filed, or will file, with the SEC, including a registration statement on Form S-4 in connection with the business combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RedBall’s and SeatGeek’s expectations, plans, or forecasts of future events and views as of the date of this document. RedBall and SeatGeek anticipate that subsequent events and developments will cause RedBall’s and SeatGeek’s assessments to change. Nothing in this document should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. RedBall and SeatGeek do not undertake any obligation to update these forward-looking statements and RedBall and SeatGeek specifically disclaim any obligation to do so.

No Offer or Solicitation

This document does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.